

16005100



UNITED STATES
SECURITIES AND EXCHANGE COMMI

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
7/22/16

October 7, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 10-7-16

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Microsoft Corporation
Incoming letter dated July 22, 2016

Dear Mr. Mueller:

This is in response to your letters dated July 22, 2016 and August 19, 2016 concerning the shareholder proposal submitted to Microsoft by Kenneth Steiner. We also have received letters on the proponent's behalf dated August 8, 2016 and August 21, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

October 7, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Microsoft Corporation
Incoming letter dated July 22, 2016

The proposal provides that "[t]he board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action."

There appears to be some basis for your view that Microsoft may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Microsoft, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Microsoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Microsoft relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

August 21, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Microsoft Corporation (MSFT)
Protect the Shareholder Franchise
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the August 19, 2016 no-action request supplement by Ronald O. Mueller of Gibson Dunn regarding the following Rule 14a-8 proposal submitted on behalf of Kenneth Steiner: "The board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action."

Ironically, Mr. Mueller's letters serve as an example of a board of directors seeking to undermine the franchise rights of shareholders by effectively asking the staff to bless its decision to deny them the opportunity to vote on a proposal. That is likely why he does not address, let alone dispute, my contention that his position is directly contrary to the goal of the SEC's Investor Advocate's in its Report on Objectives for FY 2017: "In the coming year, we will consider issues involving shareholder rights and corporate governance. We will look for ways to remove any obstacles to shareholders in voting proxies and to protect shareholder rights in submitting and voting on shareholder proposals."

Mr. Mueller cannot simply admit that disenfranchisement of shareholders is his real goal. Consequently, he has to resort to pretextual arguments. But, peeling away his legalistic objections, his unstated premise is that, if the proposal is adopted, the board of directors of Microsoft, one of the largest corporations in the world, and advised by the best legal talent money can buy, might unintentionally take an action that prevents the effectiveness of shareholder vote without a compelling justification, and thereby inadvertently violate the proposal.

To advance his position, Mr. Mueller's asserts that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." That is nonsense. I provided two examples of actions whose primary purpose is to prevent the effectiveness of shareholder vote. In the supporting statement, I mentioned unnecessarily burdensome advance notice bylaws. And, in the initial response to Mr. Mueller's request for "no action" relief, I indicated that the board would require a compelling justification to exclude a Rule 14a-8 proposal from Microsoft's proxy materials (if the proposal is adopted). Since Mr. Mueller is apparently unable to provide a single example of an action the board might take that would inadvertently run afoul of the proposal due to its alleged vagueness, his claim that the proposal violates Rule 14a-8(i)(3), the staff should conclude that it is not credible.

As far as the proposal violating Rule 14a-8(i)(7), there is nothing more to say other than to repeat the obvious point that if anything is not ordinary (day-to-day) business, it is an action by the board that impedes the shareholder franchise. Otherwise, the SEC's Investor Advocate intention "to remove any obstacles to shareholders in voting proxies and to protect shareholder rights in submitting and voting on shareholder proposals" would exceed its authority by intruding on the ordinary business decisions of boards.

In sum, the staff should reject all of Mr. Mueller's objections to including the proposal in Microsoft's proxy materials.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John Seethoff <John.Seethoff@microsoft.com>

Resolved: "The board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action."

SUPPORTING STATEMENT

Almost thirty years ago, the Delaware Chancery Court ruled that actions that have an adverse impact on the right of shareholders to vote are presumptively invalid.

In *Aprahamian v. HBO & Co.*, 531 A.2d 1204, (Del. Ch. 1987), the Court said this:

> The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.

Just one year later, in *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch., 1988), the Chancery Court made it clear that a board cannot rely solely on its business judgment if takes an action for the primary purpose of preventing the effectiveness of a shareholder vote. Rather, the board must have a compelling justification. The Court explained:

> The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests....Action designed principally to interfere with the effectiveness of a vote inevitably involves a conflict between the board and a shareholder majority....[I]n such a case, the board bears the heavy burden of demonstrating a compelling justification for such action.

Unfortunately, some boards of directors still do things that undermine the shareholder franchise. For example, many boards have adopted complex advance notice bylaws that require a shareholder seeking to nominate directors or present proposals to fill out long forms and provide proprietary information to the board. That deters shareholders from exercising their voting rights and has led to costly litigation. Moreover, such requirements have nothing to do with the legitimate purpose of an advance notice bylaw which is simply to allow a company to fully inform shareholders who cannot attend the meeting about all matters that will be presented for a vote.

In effect, this proposal allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces. If this proposal is approved, we believe the board will be more respectful of the shareholder franchise and cautious about taking any action that adversely impacts it.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

August 19, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Microsoft Corporation*
Supplemental Letter Regarding Shareholder Submission of Kenneth Steiner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on July 22, 2016 on behalf of our client, Microsoft Corporation (the "Company"), in response to the shareholder submission (the "Submission") and statements in support thereof received from Kenneth Steiner (the "Shareholder"). In the No-Action Request, we argued that the Submission could be excluded from the Company's proxy statement and form of proxy for its 2016 Annual Shareholders Meeting (collectively, the "2016 Proxy Materials") pursuant to Rule 14a-8(a) and, in the alternative, Rule 14a-8(i)(3) and Rule 14a-8(i)(7) because (i) the Submission is not a proposal for purposes of Rule 14a-8, (ii) the Submission is impermissibly vague and indefinite and is false and misleading, and (iii) the Submission relates to the Company's ordinary business operations.

On August 8, 2016, the Company received a letter from John Chevedden on behalf of the Shareholder (the "Response") responding to the No-Action Request. The Response argues that the Submission should not be excluded pursuant to (i) Rule 14a-8 because it "directs the board to decline to take an action" and thus is sufficient in form to qualify as a proposal, (ii) Rule 14a-8(i)(3) because the intent of the Submission is clear and does not contain any false or misleading statements, and (iii) Rule 14a-8(i)(7) because the Submission does not pertain to ordinary business matters. This letter responds to each part of the Response in turn.

I. The Submission May Be Excluded Under Rule 14a-8(a) Because It Is Not A Proposal.

The Response demonstrates that the Submission does not qualify as a shareholder proposal. The Response acknowledges that the Submission does not request that the board take a specific action in the future, but, in the words of the Response, only "directs the board to decline to take an action." Even this overstates the nature of the "resolved" clause in the Submission, which (in the absence of any means of implementation) consists only of a general statement of principle that shareholders are being asked to endorse. Later, the Response confirms that the Submission is not addressed to any action that the board has taken in the past, stating, "There is no reason to infer that . . . [the Company's] board has acted improperly in the past." Instead, the Response states, "The proposal *[sic]* is prophylactic." Thus, the Submission is not asking the Company to adopt a policy or to amend its governing documents,[1] and does not otherwise "request that the [C]ompany or its board of directors take an action,"[2] but instead operates only as a means for "shareholders to formally endorse" a principle. Phrased as it is, the Submission squarely qualifies as the type of shareholder submission that may be excluded under Rule 14a-8(a) because it "seeks no specific action, but merely purports to express shareholders' views."[3]

II. The Submission May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And False And Misleading.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the rules promulgated by the Securities and Exchange Commission (the "Commission"), including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has permitted the exclusion of shareholder proposals as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). The Response underscores that the Submission is excludable under Rule 14a-8(i)(3) under this standard as it describes the operation of the

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1 We note that if the Shareholder had requested this type of action, we would be in a position to assess whether implementation of that type of request would violate Washington state law. Since the Submission does not request that the Company take a specific action, as the Response notes, we have not asserted that it would violate state law.

2 Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (Sept. 18, 1997).

3 *Id.*

resolution in terms that are not clear from either the text of the Submission or the supporting statements. Thus, "implementation [of the Submission] could be significantly different from the actions envisioned by shareholders voting on [it]." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The resolution in the Submission addresses "any action whose primary purpose is to prevent the effectiveness of shareholder vote." The Response indicates that "primary purpose" is to be a subjective test; that the Submission would not apply to every action that has an adverse impact on, or "impedes," the shareholder franchise, but instead that "application of the proposal *[sic]* turns on the board's intent."[4] In contrast, the Shareholder's supporting statements refer to "actions that have an adverse impact on the right of shareholders to vote," "do[ing] things that undermine the shareholder franchise" and that approval of the Submission is intended to result in the board "be[ing] more respectful of the shareholder franchise and cautious about taking <u>any action that adversely impacts it</u>" (emphasis added). Although board intent is a relevant aspect of some of the case law cited in the Shareholder's supporting statements, the Response inaccurately asserts that the Submission makes "clear" that the application of the Submission "turns on the board's intent." Instead, as stated in the No-Action Request, the nature and scope of the Submission's request, and the situations to which it would apply, are so vague and indefinite that neither the Company nor its shareholders can determine what types of conduct the Submission is intended to address.

The Response highlights another ambiguity in the Submission and the supporting statement that is addressed in the No-Action Request. By misstating important principles of Delaware corporate law (such as the statement that "actions that have an adverse impact on the right of shareholders to vote are presumptively invalid") and by citing specific Delaware court cases, it is unclear whether the Submission is intended to address only the narrow context of actions in which a Delaware court would apply the *Blasius* case,[5] or whether the Submission is intended to address "any action whose primary purpose is to prevent the effectiveness of shareholder vote" or "any action that adversely impacts" the right of shareholders to vote. While the Response dismisses our statement in the No-Action Request that the Submission could be viewed as potentially affecting a wide range of corporate actions, the Response acknowledges that the Submission could apply to such actions unless "the board's intent is not to prevent the effectiveness of a shareholder vote." The Response later states that the

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4 Paradoxically, without any reference to board intent, the Response goes on to assert that the Submission *is* intended to apply to the Company's decision to seek the Staff's concurrence that the Submission does not satisfy the requirements for being included in the Proxy Materials under Rule 14a-8.

5 *See, e.g., Apple Computer v. Exponential Tech.*, 1999 WL 39547 (Del. Ch. Jan. 21, 1999) ("Blasius and similar cases involve tactical maneuvers by incumbent boards seeking to ward off hostile acquirers and defeat dissident slates.")

Submission applies to any action that "impedes" the shareholder franchise. Although the Shareholder and Mr. Chevedden may be able to identify whether the Submission would apply to a particular situation when they see it, the Response, as with the Submission and its supporting statement, contains conflicting and ambiguous statements as to when a particular situation would be covered by the Submission. As such, the Submission is so vague and indefinite that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the [Submission]"[6] and therefore is excludable under well-established Rule 14a-8(i)(3) precedent. *AT&T Inc.* (avail. Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Alaska Air Group Inc.* (Apr. 11, 2007) (concurring with the exclusion of a proposal requesting that the board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the company's board of directors to "take the necessary steps to implement a policy of improved corporate governance").

The Response also asserts that the supporting statements are not misleading because it is an "unjustified inference" to assume that they are applicable to the Company. The Response states that, notwithstanding the fact that the Shareholder directed the Submission to the Company, "[t]here is no reason to infer that Microsoft is subject to Delaware corporation law or that its board has acted improperly in the past." In effect, the Response is claiming that the statements accompanying the Submission are truthful but irrelevant, and thus that shareholders should not rely on the supporting statements when reading and seeking to understand the objective of the Submission. However, as stated in *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538, at *4 (E.D. Mo. Feb. 18, 2014), "when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the stockholder's decision whether to vote in favor of the proposed measure" and therefore are material. Thus, it is not sufficient for the Shareholder to assert that shareholders will not draw inferences from the misleading statements in the supporting statements, or that the Company could seek to correct the Shareholder's misleading statements in the Proxy Materials. Instead, Rule 14a-8(i)(3) specifically states that a shareholder's submission can be excluded "[i]f the proposal <u>or supporting statement</u> is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials" (emphasis added). While the Response concedes that Delaware law is not

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6 *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

applicable to the Company and that there may be no need for shareholders to vote in favor of the resolution based on the Company's past actions, shareholders reading the Submission and its supporting statements would not become aware of those important considerations. Thus, just as in *Ferro Corp.* (avail. Mar. 17, 2015) (concurring in the exclusion of a proposal requesting that the company reincorporate in Delaware based on misstatements of Ohio law, which improperly suggested that the shareholders would have increased rights if the Delaware law governed the company instead of Ohio law) and the other precedent cited in the No-Action Request, because the Submission is founded on misleading assertions, the Submission and supporting statements are properly excludable under Rule 14a-8(i)(3).

III. The Submission May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Response also relies on an incorrect interpretation of Rule 14a-8(i)(7). Rule 14a-8(i)(7) permits the exclusion of shareholder proposals relating to "ordinary business operations," and the Commission has explained that the definition of ordinary business "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The 1998 Release elaborates further that the definition turns on two key considerations; as relevant here, one of these considerations is that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Thus, a proposal pertaining to ordinary business matters is excludable unless it "focus[es] on sufficiently significant social policy issues," in which case the Staff generally does not permit its exclusion. 1998 Release. Even assuming that the Submission qualifies as a proposal, the Response ignores the required Rule 14a-8(i)(7) standard, baselessly asserting that any action "that impedes . . . the shareholder franchise"" is necessarily extraordinary, including (depending on the board's intent) setting the record date for a shareholder meeting.

The Response's interpretation of "ordinary business matters" is inconsistent with the established purpose of the rule and the 1998 Release, which emphasize the importance of maintaining managerial autonomy and efficiency in directing day-to-day business operations. The Staff has concurred that even proposals that address directors' or a company's compliance with law can be excluded under Rule 14a-8(i)(7). *See, e.g., JPMorgan Chase & Co.* (Mar. 13, 2014) (concurring with exclusion of a proposal requesting an evaluation of "opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders"); *The AES Corp.* (Jan. 9, 2007) (concurring in exclusion of a proposal requesting that the company establish a committee to oversee the company's "compliance with applicable laws, rules, and regulations of the federal, state, local governments, and the AES Code of Business Conduct and Ethics").

As addressed in the No-Action Request, the Staff has often held that proposals relating to a company's interaction with its shareholders implicates ordinary business considerations and therefore are excludable under Rule 14a-8(i)(7). These precedent include proposals that, as with the Submission, relate to a company's actions regarding shareholder voting and annual meeting procedures. *See, e.g., Verizon Communication Inc.* (avail. Jan. 22, 2015) (permitting exclusion of a proposal requesting that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management and shall not be used to solicit votes); and *Bank of America Corp.* (avail. Dec. 22, 2009) (permitting the exclusion of a proposal requesting that all shareholders be allowed to attend and speak at all annual meetings, and setting forth the rule that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under [R]ule 14a-8(i)(7)"). Likewise, the type of activity that the Response states is covered by the Submission – a company's response to a shareholder proposal – has been found to implicate ordinary business considerations because it pertains to shareholder relations. *See, e.g., IDACORP, Inc.* (avail. Oct. 26, 2007) (permitting exclusion of a proposal seeking a report on the process of submission, introduction, presentation and approval and carrying out of shareholder proposals); *American Telephone and Telegraph Co.* (avail. Jan. 14, 1991) (permitting the exclusion of a proposal that requested the company refrain from taking action on matters directly related to shareholder proposals pending a vote by shareholders at the annual meeting). As stated in the No-Action Request, even if there are board actions that may be covered by the Submission that implicate significant policy issues, the Submission is not sufficiently focused on such matters, and instead encompasses activities regarding the Company's interaction with its shareholders and conduct of its shareholder meetings that implicate ordinary business considerations. Accordingly, the Submission properly is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Submission from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or John Seethoff, Vice President, Deputy General Counsel and Corporate Secretary, at (425) 705-5744.

Sincerely,



Ronald O. Mueller

Enclosure

cc: John Seethoff, Vice President, Deputy General Counsel and Corporate Secretary, Microsoft Corporation
John Chevedden
Kenneth Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

August 8, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Microsoft Corporation (MSFT)
Protect the Shareholder Franchise
Kenneht Steiner

Ladies and Gentlemen:

This is in regard to the July 22, 2016 no-action request by Ronald O. Mueller of Gibson Dunn. The proposal reads: "*The board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action.*" Mr. Mueller asserts that Microsoft may exclude the proposal because "it is not a proposal for purposes of Rule 14a-8," and because it is excludable based upon Rules 14a-8(i)(3) and 14a-8(i)(7). Each of Mr. Mueller's arguments is specious. Consequently, his request should be denied.

Preliminarily, the staff should consider this matter in the context of the SEC's Investor Advocate's recently issued Report on Objectives for FY 2017 which states: "In the coming year, we will consider issues involving shareholder rights and corporate governance. We will look for ways to remove any obstacles to shareholders in voting proxies and to protect shareholder rights in submitting and voting on shareholder proposals." The proposal is consistent with that objective.

First, contrary to Mr. Mueller's assertion that the proposal merely seeks to express a position about the sanctity of the shareholder franchise, it directs the board to decline to take an action whose primary purpose is to prevent the effectiveness of a shareholder vote unless it has a compelling justification for doing so. (The no action letters he cites on page 3 of his letter as support are inapposite.) According to Mr. Mueller, a Rule 14a-8 proposal must call for the board to take action whereas the proposal calls for the board to decline to taking action absent a compelling justification.

Second, Mr. Mueller's assertion that the proposal is inherently misleading is plainly false. He disingenuously claims that shareholders will be so confused by the proposal that they should be prevented from voting on it. That is essentially the same offensive argument made by Squealer in George Orwell's Animal Farm:

> Do not imagine, comrades, that leadership is a pleasure. On the contrary, it is a deep and heavy responsibility. No one believes more firmly than Comrade Napoleon that all animals are equal. He would be only too happy to let you make your decisions for yourselves. But sometimes you might make the wrong decisions, comrades, and then

where should we be?

According to Gibson Dunn's website, Mr. Mueller is a terrific lawyer who worked as legal counsel to SEC Commissioner Edward H. Fleischman. He knows very well that the proposal does not apply to routine actions "impacting" shareholder voting like setting a record date provided the board's intent is not to prevent the effectiveness of a shareholder vote. It is clear that the application of the proposal turns on the board's intent. If its intent is benign, it does not apply. It is no coincidence that Mr. Mueller fails to give an example of an action that the board might consider such that it would not be sure that it needed to have a compelling justification. Ironically, if the proposal is adopted by shareholders and the board agrees to abide by it, the board would have to have a compelling justification before hiring Mr. Mueller in the future to argue that a Rule 14a-8 proposal should be excluded from Microsoft's proxy materials. In any case, instead of taking Mr. Mueller's or the word for it, I propose the staff ask some non-lawyers if they find the proposal misleading.

Mr. Mueller also makes the outrageous claim that the proposal contains "numerous false and misleading statements." His alleged "concerns" are based upon unjustified inferences from truthful statements contained in the supporting statement. There is no reason to infer that Microsoft is subject to Delaware corporation law or that its board has acted improperly in the past. The proposal is prophylactic and these "concerns" are just red herrings. With respect to his attempt to distinguish Washington corporate law from Delaware's, he wisely does not say that the proposal, if adopted, would violate Washington law or that Washington allows a board to impede the shareholder franchise without a compelling justification. In sum, there is nothing misleading about the proposal or supporting statement. And, if Microsoft's board disagrees with anything in the supporting statement, it has an unfettered right to present its case directly to shareholders.

Lastly, if anything is not ordinary (day-to-day) business, it is an action that impedes (not merely "impacts," as Mr. Mueller mischaracterizes the proposal, the shareholder franchise). Again, the proposal has no application to the routine ministerial actions he cites, e.g., setting the record date provided they are not intended to frustrate a shareholder vote. He is obviously trying to make a simple proposal sound complex because he wants to prevent shareholders from voting on it. We are confident the staff will see through his rhetoric which ironically, is itself misleading because it intentionally distorts the clear wording of the proposal and supporting statement.

Although we believe the proposal as submitted is not excludable, we would be willing to revise the wording. This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John Seethoff <John.Seethoff@microsoft.com>

Resolved: "The board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action."

SUPPORTING STATEMENT

Almost thirty years ago, the Delaware Chancery Court ruled that actions that have an adverse impact on the right of shareholders to vote are presumptively invalid.

In *Aprahamian v. HBO & Co.*, 531 A.2d 1204, (Del. Ch. 1987), the Court said this:

> The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.

Just one year later, in *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch., 1988), the Chancery Court made it clear that a board cannot rely solely on its business judgment if takes an action for the primary purpose of preventing the effectiveness of a shareholder vote. Rather, the board must have a compelling justification. The Court explained:

> The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests....Action designed principally to interfere with the effectiveness of a vote inevitably involves a conflict between the board and a shareholder majority....[I]n such a case, the board bears the heavy burden of demonstrating a compelling justification for such action.

Unfortunately, some boards of directors still do things that undermine the shareholder franchise. For example, many boards have adopted complex advance notice bylaws that require a shareholder seeking to nominate directors or present proposals to fill out long forms and provide proprietary information to the board. That deters shareholders from exercising their voting rights and has led to costly litigation. Moreover, such requirements have nothing to do with the legitimate purpose of an advance notice bylaw which is simply to allow a company to fully inform shareholders who cannot attend the meeting about all matters that will be presented for a vote.

In effect, this proposal allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces. If this proposal is approved, we believe the board will be more respectful of the shareholder franchise and cautious about taking any action that adversely impacts it.